FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February, 2003 (Report No. 2)

Commission File Number: 0-29742


                                 Retalix Limited
                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                     10 Zarhin Street, Ra'anana 4300, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F X Form 40-F________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are attached hereto and incorporated by reference herein:

1. Press Release: Retalix and Super-Sol Announce a B2B Initiative for Large Retail Chains and Suppliers in Israel. Dated February 10, 2003.

2. Press Release: Hannaford Bros. Co. Selects Retalix StoreLine Point of Sale Solution on Linux. Dated February 12, 2003.

3. Press Release: Publix Super Markets, Inc. Selects RETALIX to Provide Next Generation Point of Sale System. Dated February 18, 2003.

4. Press Release: K-VA-T Food Stores to Deploy Retalix StoreLine Point of Sale and Fuel System. Dated February 20, 2003.

5. Press Release: Retalix and TAGSYS to Display RFID System Based on the ePC(TM)Specifications for the Retail World. Dated February 21, 2003.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      Retalix Limitied
                                                      (Registrant)

                                                      /s/ Guy Geri
                                                      -------------------------
Date: March 13, 2003                                  By: Guy Geri, Controller

                                  EXHIBIT INDEX

Exhibit Number                       Description of Exhibit

10.1 Retalix and Super-Sol Announce a B2B Initiative for Large Retail Chains and Suppliers in Israel. Dated February 10, 2003

10.2 Press Release: Hannaford Bros. Co. Selects Retalix StoreLine Point of Sale Solution on Linux. Dated February 12, 2003

10.3 Press Release: Publix Super Markets, Inc. Selects RETALIX to Provide Next Generation Point of Sale System. Dated February 18, 2003


10.4 Press Release: K-VA-T Food Stores to Deploy Retalix StoreLine Point of Sale and Fuel System. Dated February 20, 2003

10.5 Press Release: Retalix and TAGSYS to Display RFID System Based on the ePC(TM) Specifications for the Retail World. Dated February 21, 2003.

                                  Exhibit 10.1

 Retalix and Super-Sol Announce a B2B Initiative for Large Retail Chains and
                             Suppliers in Israel

             o Setup cost for the initiative estimated at $5 million


RA'ANANA, Israel, February 10 2003. Retalix Ltd. (Nasdaq:RTLX) and Super-Sol Ltd. (NYSE:SAE) announced today that they are establishing a public B2B electronic marketplace in Israel that will provide online collaboration services between Super-Sol, Israel's largest supermarket chain, and its suppliers.

At the heart of the initiative is the ReMA (Retalix e-Market Applications) web-based platform. This platform streamlines the workflow between retailers and suppliers, with the goal of increasing supply chain efficiencies and reducing operating costs. ReMA's e-services include - new product introductions, product pricing and promotion management, and assortment management - between Super-Sol and its suppliers. Each supplier will be able to receive updated sales and inventory data regarding his items from Super-Sol's data warehouse, through an advanced OLAP system.

In the pilot phase of the initiative Super-Sol will conduct online collaboration via Retalix's ReMA platform with several of its major suppliers - Osem-Nestle, Tnuva dairy, Strauss foods, Elite foods, CBC (Coca-Cola Israel), and Hogla-Kimberley (Kimberley-Clark) and S. Schestowitz. Following the pilot, other chains and suppliers will be invited to join the initiative and create a single national electronic marketplace for the Israeli food retail industry. Estimated setup cost for the initiative is $5million.

The setting up of a national public catalog is a key factor in the initiative. The catalog will be open to the suppliers and chains which are active in the new marketplace, as well as to independent retailers that are active in Retalix's e-marketplace for the independent food market in Israel.

The joint initiative will be operated by IREX (Israel Retail Exchange), a Retalix subsidiary, also owned by CBC (Coca-Cola Israel) and DIC (Discount Investment Corporation).

Ami Sagis, Super-Sol's CEO, said, "This initiative supports Super-Sol's vision to establish tightly integrated operations with our trading partners. It is innovative in that it constitutes a public e-marketplace for managing the supply chain of large chains." Sagis added that "This is a significant step in computerizing inter-organizational processes and synchronization of information systems. "

According to Barry Shaked, CEO of Retalix Ltd., "Retalix's experience in establishing retail e-marketplaces uniquely positioned us to win the confidence of a leading retail chain such as Super-Sol. This agreement is testament to our vision and commitment to continuously improve the operating efficiencies between retailers and their trading partners."

About Super-sol
Super-Sol was established in 1957 and is a leading retail chain, influencing Israeli consumer trends. The chain currently has 170 stores under the brands "Super-Sol", HyperNeto, Birkat Rakhel, Universe-Club, Cosmos and Net-Sal. Super-Sol shares are traded in Tel Aviv since 1981 and in the NYSE since 1997 (Symbol: SAE). Company web site: www.supersol.co.il


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2001, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                                                 # # #

                                  Exhibit 10.2


Contact Information:

Coffin Communications Group                       Retalix Ltd.
15300 Ventura Boulevard, Suite 303                Jeff Yelton, CEO, Retalix USA
Sherman Oaks, CA  91403                           469-241-8400
(818) 789-0100                                    infousa@retalix.com
                                                  -------------------
Crocker Coulson, Partner
crocker.coulson@coffincg.com
----------------------------



  Hannaford Bros. Co. Selects Retalix StoreLine Point of Sale Solution on Linux

         Hannaford Goes Live with Retalix's Small Footprint POS on Linux

Dallas, TX, February 12, 2003 - Retalix USA, the US subsidiary of Retalix Ltd. (NASDAQ: RTLX), today announced that Hannaford Bros. Co., with locations throughout the Northeast, is the newest Retalix StoreLine Point of Sale customer. Hannaford went live in their Standish, Maine store with Retalix StoreLine running on Wincor's Beetle/S terminals, with Linux as the operating system. This is revolutionary in Point of Sale technology for the grocery sector.

Hannaford Bros. Co., a 119-store regional supermarket chain headquartered in Scarborough, ME, had been searching for an open, flexible POS application that would fit their requirements for a no moving parts, Linux-based Point of Sale. "Not only did Retalix understand our desire to dramatically lower the cost of ownership," said Bill Homa, SVP & CIO of Hannaford, "but they were able to achieve this using their standard StoreLine application. The result is that all of operating companies within the Delhaize Group, using a common code base of StoreLine, will have the freedom to choose between a Microsoft Windows or Linux operating system, while maintaining consistent functionality and promotions globally."

The Retalix StoreLine POS application is an advanced, hardware independent solution that addresses grocery industry functionality requirements. StoreLine POS offers world-class ease of use, fuel center support, systems integration and support of global formats. StoreLine POS is currently installed in more that 40 Countries. Hannaford made the decision to implement the new POS solution based on StoreLine's unparalleled reputation for flexibility and robustness.

According to Bill Homa, "Retalix really came through for us. Given the volume and complexity of the effort, along with our requirements for a small footprint POS, we relied heavily on Retalix to accomplish our goals. We were both impressed and pleased with the support and execution of the Retalix team. Our added requirements for a fanless, diskless unit were the final hurdle they overcame."

"I'd like to offer my congratulations to the Retalix Project Management and Development team for this outstanding achievement which underscores the unique value proposition that we are able to offer our customers," said Jeff Yelton, CEO of Retalix USA. "Our systems are renowned for their ease of installation and the intuitive user interface, resulting in a dramatic reduction in training time. We are excited to be working with Hannaford and are confident that our integrated software solutions will provide the flexibility and advanced data analysis needed to drive their business success."

About Hannaford Bros. Co.
Hannaford Bros. Co., based in Scarborough, Maine, operates 119 supermarkets and food and drug combination stores in Maine, New Hampshire, Vermont, New York and Massachusetts. These include stores under both the Shop'n Save and Hannaford names. Hannaford employs more than 23,000 associates. The company is a wholly owned subsidiary of Delhaize America, Inc., which in turn is
owned by Delhaize Group of Brussels, Belgium.   Additional information about the
company can be found at its web site www.hannaford.com


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2001, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                                                 # # #

                                  Exhibit 10.3

Contact Information:

Coffin Communications Group                       Retalix Ltd.
15300 Ventura Boulevard, Suite 303                Jeff Yelton, CEO, Retalix USA.
Sherman Oaks, CA  91403                           469-241-8400
(818) 789-0100                                    infousa@retalix.com
                                                  -------------------
Crocker Coulson, Partner
crocker.coulson@coffincg.com
----------------------------

FOR IMMEDIATE RELEASE


Publix Super Markets, Inc. Selects RETALIX to Provide Next Generation Point of
                                   Sale System

   RETALIX StoreLine system will provide enhanced Point of Sale functionality on open architected platform for leading U.S. grocery retailer


Dallas, TX, February 18, 2003 - Retalix LTD., (NASDAQ: RTLX), today announced the signing of an agreement with Publix Super Markets, Inc., to provide StoreLine POS as its next generation Point of Sale platform.

Publix is one of the 10 largest-volume supermarket chains in the United States, operating 747 stores in five states. Retalix is the largest independent provider of store systems for Grocery and Convenience Stores, with installations in over 44 countries. This agreement will allow Publix to leverage the advanced functionality and open design of StoreLine POS, providing a store platform to build upon for years to come.

"Publix is known as a premier operational company in the grocery industry and they are known for their dedicated focus on the customer," said Jeff Yelton, President of Retalix, USA, Inc. "We are excited to have a chance to work with such a prominent grocer. With the strength of our two companies, Publix will have the ability to use the Retalix StoreLine software application to further enhance their customers' shopping experience."

"Our project team brings systems and retail expertise to large scale projects such as this," said Eli Spirer, Executive Vice President of Operations, Retalix USA. "We look forward to working with Publix to capture the benefits of the StoreLine software application and the Retalix architecture."

About Publix
Founded in 1930, Publix Super Markets is the largest employee-owned supermarket chain in the United States. With 2001 sales of $15.3 billion, Publix operates 747stores in Florida, Georgia, South Carolina, Alabama and Tennessee. For the sixth consecutive year, Publix Super Markets was named one of the country's best places to work by Fortune magazine. The company ranked 87th on the magazine's annual list of "100 Best Companies to Work For."


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of integrated software applications that support a food retailer's essential retailing operations including Point of Sale, Fuel, Loyalty and Host. This enables retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its Retalix e-Marketplace Application (REMA) technology and services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                                                 # # #

                                  Exhibit 10.4


Contact Information:

Coffin Communications Group                       Retalix USA
15300 Ventura Boulevard, Suite 303                Jeff Yelton, CEO, Retalix USA
Sherman Oaks, CA  91403                           469-241-8400
(818) 789-0100                                    infousa@retalix.com
                                                  -------------------
Crocker Coulson, Partner
crocker.coulson@coffincg.com
----------------------------

FOR IMMEDIATE RELEASE

  K-VA-T Food Stores to Deploy Retalix StoreLine Point of Sale and Fuel System

     Leading Southeastern grocery chain selects Retalix StoreLine Point of Sale with integrated fuel as their next generation store platform

Dallas, Texas, February 20, 2003 - Retalix USA., (Nasdaq: RTLX), today announced that K-VA-T Food Stores, Inc. is in the process of installing Retalix StoreLine POS in all of its 86 Food City stores. The Retalix StoreLine solution is the only Grocery Point of Sale system that has integrated fuel site functionality, which K-VA-T will also use for its existing 30 fuel stations. The Retalix StoreLine Enterprise solution will provide K-VA-T with enhanced item management, pricing and promotional abilities. Additionally, by selecting an open architected solution with integrated fuel management; K-VA-T will insure that it is able to meet the needs of it's consumers, both today and in the future. The StoreLine Enterprise Solution is comprised of StoreLine POS, StoreLine Fuel, and StoreLine Self-checkout for NCR's Fastlane.

"At Food City, we are dedicated to providing our customers with exceptional service, superior quality products and competetive prices. Investing in the StoreLine Point of Sale platform will better equip us to meet the ever-changing needs of our consumers," explains Steve Smith, K-VA-T's president and chief executive officer. "The Retalix StoreLine system will allow us to better serve our consumers through systems integrations in various areas, including our fuel stations and self-checkouts."

Headquartered in Abingdon, Virginia, K-VA-T Food Stores operates 86 retail food outlets in the tri-state regions of Southeast Kentucky, Southwest Virginia, and Northeast Tennessee. The company is currently ranked number 60 among the nation's 75 top retail grocery companies according to Super Market News.

"We are exicited about our partnership with K-VA-T Food Stores," said Jeff Yelton, CEO of Retalix USA. "By choosing the StoreLine Enterprise solution, K-VA-T will benefit by having an integrated, open architected solution that includes Point of Sale, Fuel, and Self Checkout capablities. This will allow a multi-concept retailer like K-VA-T to leverage resources across all formats. With the StoreLine Enterprise solution, K-VA-T will be able to cross promote products, analyze sales, and reduce their overall cost of operations."



About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its Retalix e-Marketplace Application (REMA) technology and services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                                                 # # #

                                  Exhibit 10.5

Contact Information:

Coffin Communications Group                       Retalix USA
15300 Ventura Boulevard, Suite 303                Jeff Yelton, CEO, Retalix USA
Sherman Oaks, CA  91403                           469-241-8400
(818) 789-0100                                    infousa@retalix.com
                                                  -------------------
Crocker Coulson, Partner
crocker.coulson@coffincg.com
----------------------------
FOR IMMEDIATE RELEASE

             Retalix and TAGSYS to Display RFID System Based on the
                   ePC(TM) Specifications for the Retail World

            Demonstration on the first low-cost 13.56MHZ RFID system

Dallas, Texas, February 21, 2003 - Retalix USA., (Nasdaq: RTLX), today announced that TAGSYS will demonstrate the first low-cost 13.56MHz RFID system based on the ePC(TM) (electronic product code) specifications from the MIT Auto-ID Center, in the Retalix booth at Food Marketing Institute's MARKETECHNICS Technology Show, taking place in Dallas, TX on February 23-25, 2003.

TAGSYS is the world's leading manufacturer of radio frequency systems operating at 13.56 MHz for the retail world, and a member of the Auto-ID Center at MIT.

"This rapidly evolving technology and the tagging of individual items with electronic product codes (EPC's) will have a great impact on the store systems of the future," said Jeff Yelton, CEO of Retalix USA. "While the changes this technology will bring may be 3-5+ years away, we feel that it's important for our customers to understand what's happening, so that they can begin planning for the changes that will be brought about."

Retalix is the world's leading independent provider of Point of Sale software systems for the Grocery and Convenience Store Markets, and its systems manage the item level information within a store environment.

The TAGSYS ePC(TM) Smart Shelf demonstration uses a smart shelf system based on innovative multi-protocol TAGSYS 13.56 MHz RFID reader and antenna, and 13.56 MHz RFID tags (embedded with Phillips' ePC(TM) integrated circuits ICs). Using shampoo bottles with RFID tags, a 100 percent read rate is shown, operating at a speed of 150 item reads per second.

MARKETECHNICS is the largest technology show for the Grocery industry and attracts suppliers and retailers from around the world. This year's event is being held at the Dallas Convention Center on February 23-25. Retalix will be in booth # 1900 and more show information can be found at www.fmi.org.

About TAGSYS
TAGSYS has been designing and manufacturing RFID systems (including chips, tags, smart labels and reading stations) for over ten years and is today the industry's largest independent player for RFID products operating at 13.56MHz, the frequency mostly used for item tracking applications around the world. Since 1996, TAGSYS has invested a tremendous amount of resources to contribute to the establishment of worldwide communication standards for RFID asset tracking and to break the walls of proprietary systems. In fact, TAGSYS was the first company to develop and market RFID readers that operate with not only TAGSYS chips, but other leading chips on the market.
As an RFID systems provider, TAGSYS has built strong partnerships with integrators around the world, who develop custom solutions based on its RFID technology. Millions of TAGSYS products are used in applications around the world to ensure the most efficient identification and tracking of assets into supply chains in companies such as Air Liquide, Allibert (a Myers Industries company), Coyne Textile Services and the Public Library of Seattle. For more information, visit our website www.tagsys.net or write to info@tagsys.net.


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

                                                                 # # #